Exhibit 99.1

TOP FINANCIAL GROUP LIMITED
118 Connaught Road West
Room 1101
Hong Kong

PROXY STATEMENT AND NOTICE OF
ANNUAL MEETING OF SHAREHOLDERS

To the shareholders of	October 16, 2023
TOP Financial Group Limited	Hong Kong

To our shareholders:

It is my pleasure to invite you to our Annual Meeting of Shareholders of TOP Financial Group Limited (the “Company”) on December 6, 2023, at 10:00 A.M., Hong Kong time (December 5, 2023, at 10:00 P.M., Eastern Time). The meeting will be held at our executive office at 118 Connaught Road West, Room 1101, Hong Kong.

The matters to be acted upon at the meeting are described in the Notice of Annual Meeting of Shareholders and Proxy Statement.

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING OF SHAREHOLDERS, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY ON THE INTERNET OR BY MAIL. IF YOU ARE A REGISTERED SHAREHOLDER AND ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON. IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKER AND WANT TO VOTE YOUR SHARES IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BANK OR BROKER TO OBTAIN A LEGAL PROXY. THANK YOU FOR YOUR SUPPORT.

By order of the Board of Directors,
/s/ Junli Yang
Junli Yang
Director and Chairwoman of the Board

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TOP FINANCIAL GROUP LIMITED (THE “COMPANY”)

TIME:	10:00 A.M., Hong Kong Time, on December 6, 2023 (10:00 P.M., Eastern Time, on December 5, 2023)
PLACE:	118 Connaught Road West, Room 1101, Hong Kong.

ITEMS OF BUSINESS:

Proposal One

By an ordinary resolution, to approve the re-appointment of five directors, Ms. Junli Yang, Mr. Ka Fai Yuen, Mr. Anthony S. Chan, Mr. Mau Chung Ng and Ms. Mei Cai, each to serve a term expiring at the next annual meeting of shareholders or until their successors are duly elected and qualified;

Proposal Two	By an ordinary resolution, to ratify the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2024; and
Proposal Three

By a special resolution, to amend and restate the Company’s Articles of Association to replace Article 39 with the following:

“39. The Board of Directors of the Company may convene meetings of Members at such times and in such manner and places as the Board of Directors considers necessary or desirable.”

WHO MAY VOTE:	You may vote if you were a shareholder of record on October 13, 2023.
ANNUAL REPORT:	A copy of our 2023 Annual Report on Form 20-F (the “Annual Report”) is available on the Company’s website at http://ir.zyfgl.com/ under Financial Info and in print upon request.
DATE OF MAILING:	This notice and the proxy statement are first being mailed to shareholders on or about October 16, 2023.
By order of the Board of Directors,
/s/ Junli Yang
Junli Yang
Director and Chairwoman of the Board

ABOUT THE ANNUAL MEETING OF SHAREHOLDERS

What am I voting on?

You will be voting on the following:

Proposal One

By an ordinary resolution, to approve the re-appointment of five directors, Ms. Junli Yang, Mr. Ka Fai Yuen, Mr. Anthony S. Chan, Mr. Mau Chung Ng and Ms. Mei Cai, each to serve a term expiring at the next annual meeting of shareholders or until their successors are duly elected and qualified;

Proposal Two	By an ordinary resolution, to ratify the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2024; and
Proposal Three

By a special resolution, to amend and restate the Company’s Articles of Association to replace Article 39 with the following:

“39. The Board of Directors of the Company may convene meetings of Members at such times and in such manner and places as the Board of Directors considers necessary or desirable.”

Who is entitled to vote?

You may vote if you owned ordinary shares of the Company as of the close of business on October 13, 2023, which we refer to as the “Record Date”. Each ordinary share is entitled to one vote. As of October 13, 2023, we had 30,011,823 ordinary shares issued and outstanding.

How do I vote before the Annual Meeting?

If you are a registered shareholder, meaning that you hold your shares in certificate form, you have the following voting options:

(1)    By Internet, which we encourage if you have Internet access, at the address shown on your proxy card;

(2)    By mail, by completing, signing, and returning the enclosed proxy card; or

(3)    During the Annual Meeting in person.

If you vote via the internet, your electronic vote authorizes the named proxies in the same manner as if you signed, dated, and returned your proxy card. If you vote via the internet, do not return your proxy card.

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

Can I change my mind after I return my proxy?

You may change your vote at any time before the polls close at the conclusion of voting at the Annual Meeting. You may do this by (1) signing another proxy card with a later date and returning it to us before the Annual Meeting, (2) voting again over the Internet prior to the time of the Annual Meeting, or (3) voting at the Annual Meeting if you are a registered shareholder or have followed the necessary procedures required by your bank or broker.

What if I return my proxy card but do not provide voting instructions?

Proxies that are signed and returned but do not contain instructions will be voted “FOR” Proposal One, Two and Three in accordance with the best judgment of the named proxies on any other matters properly brought before the Annual Meeting.

What does it mean if I receive more than one proxy card or instruction form?

It indicates that your ordinary shares are registered differently and are in more than one account. To ensure that all shares are voted, please either vote each account on the Internet, or sign and return all proxy cards. We encourage you to register all your accounts in the same name and address. Those holding shares through a bank or broker should contact their bank or broker and request consolidation.

How many votes must be present to hold the Annual Meeting?

Your shares are counted as present at the Annual Meeting if you attend the Annual Meeting and vote in person or if you properly return a proxy by internet or mail. In order for us to conduct our Annual Meeting, at least two shareholders holding an aggregate of at least one-third (1/3rd) of our outstanding ordinary shares as of October 13, 2023 must be present in person or by proxy. This is referred to as a quorum. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the Annual Meeting. If a quorum is not present or represented, the chairman of the Annual Meeting may, with the consent of the Annual Meeting, adjourn the Annual Meeting from time to time, without notice other than announcement at the Annual Meeting, until a quorum is present or represented.

How many votes are needed to approve the Company’s proposals?

Proposal One.    The re-appointment of directors. This proposal requires affirmative (“FOR”) votes of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual Meeting.

Proposal Two.    The ratification of auditor. This proposal requires affirmative (“FOR”) votes of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual Meeting.

Proposal Three.    The amendment and restatement of the Articles of Association to replace Article 39. This proposal requires affirmative (“FOR”) votes of two-thirds of votes cast by shares present or represented by proxy and entitled to vote at the Annual Meeting.

What are Abstentions and Broker Non-Votes?

All votes will be tabulated by the inspector of election appointed for the Annual Meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes. An abstention is the voluntary act of not voting by a shareholder who is present at the Annual Meeting and entitled to vote. A broker “non-vote” occurs when a broker nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary power for that particular item and has not received instructions from the beneficial owner. If you hold your shares in “street name” through a broker or other nominee, your broker or nominee may not be permitted to exercise voting discretion with respect to some of the matters to be acted upon at the Annual Meeting. If you do not give your broker or nominee specific instructions regarding such matters, your proxy will be deemed a “broker non-vote.”

The question of whether your broker or nominee may be permitted to exercise voting discretion with respect to a particular matter depends on whether the particular proposal is deemed to be a “routine” matter and how your broker or nominee exercises any discretion they may have in the voting of the shares that you beneficially own. Brokers and nominees can use their discretion to vote “uninstructed” shares with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. Under the rules and interpretations of the NYSE, “non-routine” matters are matters that may substantially affect the rights or privileges of shareholder, such as mergers, shareholder proposals, elections of directors (even if not contested), executive compensation (including any advisory shareholder votes on executive compensation and on the frequency of shareholder votes on executive compensation), and certain corporate governance proposals, even if management-supported.

For any proposal that is considered a “routine” matter, your broker or nominee may vote your shares in its discretion either for or against the proposal even in the absence of your instruction. For any proposal that is considered a “non-routine” matter for which you do not give your broker instructions, the shares will be treated as broker non-votes. “Broker non-votes” occur when a beneficial owner of shares held in street name does not give instructions to the broker or nominee holding the shares as to how to vote on matters deemed “non-routine.” Broker non-votes will not be considered to be shares “entitled to vote” on any “non-routine” matter and therefore will not be counted as having been voted on the applicable proposal. Therefore, if you are a beneficial owner and want to ensure that shares you beneficially own are voted in favor or against any or all of the proposals in this proxy statement, the only way you can do so is to give your broker or nominee specific instructions as to how the shares are to be voted.

Abstentions and broker non-votes are not counted as votes cast on an item and therefore will not affect the outcome of any proposal presented in this proxy statement. Abstention and broker non-votes, if any, will be counted for purposes of determining whether there is a quorum present at the Annual Meeting.

Note that if you are a beneficial holder and do not provide specific voting instructions to your broker, the broker that holds your shares will not be authorized to vote on Proposal One or Three because each is considered a non-routine matter. Proposal Two is considered to be a routine matters and, accordingly, if you do not instruct your broker, bank or other nominee on how to vote the shares in your account for Proposal, brokers will be permitted to exercise their discretionary authority to vote for the approval of such proposal.

Accordingly, we encourage you to provide voting instructions to your broker, whether or not you plan to attend the Annual Meeting.

PROPOSAL ONE

BY AN ORDINARY RESOLUTION, TO APPROVE THE RE-APPOINTMENT OF FIVE DIRECTORS, MS. JUNLI YANG, MR. KA FAI YUEN, MR. ANTHONY S. CHAN, MR. MAU CHUNG NG AND MS. MEI CAI, EACH TO SERVE A TERM EXPIRING AT THE NEXT ANNUAL MEETING OF SHAREHOLDERS OR UNTIL THEIR SUCCESSORS ARE DULY ELECTED AND QUALIFIED
(ITEM 1 ON THE PROXY CARD)

Background

Our Board currently consists of five directors, Ms. Junli Yang, Mr. Ka Fai Yuen, Mr. Anthony S. Chan, Mr. Mau Chung Ng And Ms. Mei Cai. At the Annual Meeting, the shareholders will vote on the reelection of all of the existing directors. All directors will hold office until our next annual meeting of shareholders, at which time shareholders will vote on the election and qualification of their successors.

All shares duly voted will be voted for the election of directors as specified by the shareholders. No proxy may be voted for more people than the number of nominees listed below. Unless otherwise instructed, the proxy holders will vote the proxies received by them FOR the election of each of the nominees named below, all of whom are presently directors. If any nominee is unable or declines to serve as a director at the time of the Annual Meeting, although we know of no reason to anticipate that this will occur, the proxies will be voted for any nominee designated by the present Board to fill the vacancy.

The following paragraphs set forth information regarding the current ages, positions, and business experience of the nominees.

Junli Yang
Director and Chairwoman of the Board of Directors
Age — 45

Ms. Junli Yang has served as a director and as our chairwoman since August 1, 2019. She is the founder of the Company and has extensive experience in various management capacities. She also serves as the director of all the Company’s subsidiaries, and is responsible for all decision making, business development, and all management tasks. In her role as the Head of the Company’s Executive Committee, she sets the operations and compliance policies for the Company. Ms. Yang incorporated ZYSL in April 2015, and by May 2017, the company already achieved monthly futures trading volume of over US$10 billion at nominal value. Ms. Yang has also brought in various well-known and reputable brokers partner to cooperate with business development, like ADM Investor Services, Inc., G. H. Financials (Hong Kong) Limited, and Central China International Futures Company Limited. Through these relationships, we are able to offer a higher variety of products to our customers cost-efficiently. Ms. Yang received a Bachelor of Science Degree in Applied Psychology from Beijing Normal University in January 2012.

Ka Fai Yuen
Director
Age — 49

Mr. Ka Fai Yuen has served as our chief executive officer and as a director since February 1, 2021. Mr. Yuen has more than 20 years of experience in the financial services industry. His activities have included the functions of securities dealer, marketing, settlement, compliance, risk management, market making, proprietary trading, asset management and research and advisory services activities. Mr. Yuen has been acting as an officer and director of ZYSL and ZYCL since April 2017 and August 2017, respectively, and has been responsible for the establishment and development of their respective brokerage and asset management businesses. From April 1997 until April 2017, he served as an officer for Kaiser Futures Limited (“Kaiser”) and also served as a dealer manager for Kaiser from July 2000 until April 2017. At Kaiser, Mr. Yuen acquired experience related to securities advisory services and asset management. Mr. Yuen is licensed as a SFC Responsible Officer for Type 1,2,4,5 and 9 regulated activities, He has established and manages and supervises our daily brokerage operations for local and overseas markets, discretionary managed accounts and advisory client investment portfolios. He is also responsible for SFC license applications in preparing and setting up process, operations and infrastructure of our firm, as well as overseeing our asset management daily operations in compliance with all relevant regulatory requirements and applicable laws. His responsibilities also include credit and risk control management, development of new discretionary management accounts and review of portfolio strategies.

Supported by our accounting officer, he is also responsible for monitoring FFR. Mr. Yuen received a Bachelor of Arts Degree in Business Studies from the University of Greenwich in 2018 and a Professional Diploma in Investment and Financial Risk Management from the Hong Kong Management Association in 2008. We believe that Mr. Yuen is qualified to serve on our board by reasons of professional experiences and qualifications.

Anthony S. Chan
Independent Director
Age — 59

Mr. Anthony S. Chan has served as a director and as the chairman of our audit committee since May 31, 2022. Mr. Chan is a Certified Public Accountant registered with the State of New York and a seasoned executive with over 30 years of professional experience in auditing, financial reporting and business advisory. Currently, Mr. Chan is the Chief Operating Officer of Alset Inc. (Nasdaq: AEI), Chief Financial Officer (CFO) of Sharing Services Global Corporation (OTC: SHRG) and President of CA Global Consulting Inc. Since February 2020, he has been serving as the Director of Assurance and Advisory Services at Wei, Wei & Co., LLP., a full-service CPA firm registered with the PCAOB. From July 2019 to January 2020, Mr. Chan served as the CFO of SPI Energy Co. Ltd. (Nasdaq: SPI). From October 2017 to March 2019, Mr. Chan served as the CFO of Helo Corp. (OTC: HLOC). From September 2013 to November 2015, Mr. Chan served as Executive Vice President, Director and Acting CFO of Sino-Global Shipping America, Ltd. Mr. Chan was partner at three full-service CPA firms in New York, including UHY LLP (from September 2012 to August 2013), Friedman LLP (from September 2011 to July 2012) and Berdon LLP (from February 2005 to August 2011). Prior to that, he held executive and professional positions at various U.S. based companies including Primedia Inc, National Broadcasting Company, Arthur Anderson, KPMG, and PwC. Mr. Chan holds an MBA in Finance and Investments from Baruch College of the City University of New York, and a Bachelor of Arts in Accounting and Economics from Queens College of the City University of New York.

Mau Chung Ng
Independent Director
Age — 65

Mr. Mau Chung Ng has served as a director and as the chairman of our compensation committee since May 31, 2022. Mr. Ng has approximately 15 years of experience in the areas of retails financial investment and stock and futures brokerage as a shareholder and director of various companies. He is also experienced in Asian Currency Unit, off-balance-sheet and USD telegraphic transfer. Mr. Ng was awarded an Executive Master of Business Administration by Sun Yat-Sen University in 2011. He graduated from East China Normal University with a postgraduate qualification in International Finance and Chinese Securities Investment in 2004. Mr. Ng is currently a director and executive manager of Lucky Leader Gold Trader Limited. He was the chairperson of Hong Kong Precious Metals Traders Association from 2017 to 2018.

Mei Cai
Independent Director
Age — 43

Ms. Mei Cai has served as a director and as the chairwoman of our Nominating and Corporate Governance Committee since May 31, 2022. Ms. Cai is a seasoned executive with approximately 15 years of professional experience in auditing and financial reporting. Since January 2023, Ms. Cai has been serving as Chief Financial Officer of Nuance Biotech Co., Ltd. a biomedical research and development company. From November 2020 to December 2022, Ms. Cai has served as the Chief Financial Officer of Jowell Global Ltd., a Nasdaq-listed e-commerce platform. From August 2019 to June 2022, Ms. Cai served as the Director of CN Energy Group Inc., a Nasdaq-listed company in the business of manufactures and supplies wood-based activated carbon. From July 2019 to November 2020, Ms. Cai served as the Chief Financial Officer of China Eco-Materials Group Co. Limited, a company in the business of production and sales of eco-friendly construction material. From October 2017 to July 22, 2019, Ms. Cai has served as manager of Wealth Financial Services LLC. From December 2013 to September 2017, Ms. Cai served as audit manager at Friedman, LLP. From December 2006 to November 2013, Ms. Cai served as audit manager at Patrizio & Zhao, LLC. Ms. Cai graduated from Jiangsu Radio & TV University with a major in Economic Management in December 2003.

Board Diversity Matrix

This table below provides certain information regarding the diversity of our Board of Directors as of the date of this proxy statement.

As of 10/16/2023
Country of Principal Executive Offices	Hong Kong
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	2	3	—	—

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—
Did Not Disclose Demographic Background	—

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion in “Related Party Transactions” in our Annual Report, our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Board Leadership Structure

Ms. Junli Yang serves as the Chairwoman of the Board of Directors. As a smaller public company, we believe it is in the company’s best interest to allow the company to benefit from guidance from key members of management in a variety of capacities. We do not have a lead independent director and do not anticipate having a lead independent director because we will encourage our independent directors to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a relatively small public company.

Vote Required

This proposal requires affirmative (“FOR”) votes of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual Meeting and voting affirmatively or negatively on such matter. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Proposal.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL TWO
BY AN ORDINARY RESOLUTION, TO RATIFY THE APPOINTMENT OF YCM CPA, INC. AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING MARCH 31, 2024
(ITEM 2 ON THE PROXY CARD)

Background

We are proposing to ratify the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2024. The Audit Committee of the Board of Directors has appointed YCM CPA, Inc. to serve as the Company’s fiscal year 2024 independent registered public accounting firm. Although the Company’s governing documents do not require the submission of this matter to shareholders, the Board of Directors considers it desirable that the appointment of YCM CPA, Inc. be ratified by shareholders.

Audit services to be provided by YCM CPA, Inc. for fiscal 2024 will include the examination of the consolidated financial statements of the Company and services related to periodic filings made with the SEC.

A representative of YCM CPA, Inc. is not expected to be present at the Annual Meeting and therefore will not (i) have the opportunity to make a statement if they so desire or (ii) be available to respond to questions from shareholders.

If the appointment of YCM CPA, Inc. is not ratified, the Audit Committee of the Board of Directors will reconsider the appointment.

Changed of independent registered public accounting firm during its two most recent fiscal years

On June 26, 2022, the Company notified its independent registered public accounting firm, Friedman LLP, of its decision to dismiss Friedman LLP as the Company’s auditor. On June 26, 2022, the Audit Committee of the Company approved and ratified the appointment of YCM CPA, Inc. as its new independent registered public accounting firm. YCM CPA, Inc. has been independent registered public accounting firm of the Company for the fiscal years ended March 31, 2022 and 2023.

Vote Required

This Proposal requires affirmative (“FOR”) votes of a majority of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

PROPOSAL THREE
BY A SPECIAL RESOLUTION, TO AMEND AND RESTATE THE COMPANY’S ARTICLES OF ASSOCIATION TO REPLACE ARTICLE 39
(ITEM 3 ON THE PROXY CARD)

General

We are proposing to amend and restate the Company’s Articles of Association to replace Article 39 with the following:

“39. The Board of Directors of the Company may convene meetings of Members at such times and in such manner and places as the Board of Directors considers necessary or desirable.”

Purpose

The amendment and restatement of the Company’s Articles of Association to replace Article 39 is to provide the Company and the Board more flexibility in holding meetings of shareholders.

Potential Effects

If shareholders approve this proposal, the amendment and restatement of the Articles of Association of the Company will become effective upon the required approval from shareholders being obtained.

Vote Required

This Proposal requires affirmative (“FOR”) votes of at least two-thirds of votes cast by shareholders present or represented by proxy and entitled to vote at the Annual Meeting. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THIS PROPOSAL.

OTHER MATTERS

GENERAL

The Board of Directors does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the meeting. If any other matters should properly come before the meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

The Company will bear the cost of preparing, printing, assembling and mailing the proxy card, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph. We may reimburse brokers or other persons holding Shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

If you have questions about the Annual Meeting or other information related to the proxy solicitation, you may contact the Company at +852-3107-0731.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Shareholders wishing to communicate with the Board of Directors or any individual director may write to the Board of Directors or the individual director to TOP Financial Group Limited, 118 Connaught Road West, Room 1101, Hong Kong. Any such communication must state the number of Shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the Board of Directors or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

WHERE YOU CAN FIND MORE INFORMATION

The Company files reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

By order of the Board of Directors,
/s/ Junli Yang
Junli Yang
Director and Chairwoman of the Board

Control Number:	Number of Shares:	Registered Shareholder:

TOP FINANCIAL GROUP LIMITED
118 Connaught Road West
Room 1101
Hong Kong

PROXY

Solicited on Behalf of the Board of Directors for the Annual Meeting of Shareholders
on December 6, 2023 at 10:00 A.M., Hong Kong Time
(December 5, 2023, at 10:00 P.M., Eastern Time)

The undersigned hereby appoints Junli Yang as proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of TOP Financial Group Limited which the undersigned is entitled to vote at the Annual Meeting of Shareholders and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted “FOR” in Item 1, 2 and 3.

Item 1   By an ordinary resolution, to approve the re-appointment of five directors, Ms. Junli Yang, Mr. Ka Fai Yuen, Mr. Anthony S. Chan, Mr. Mau Chung Ng and Ms. Mei Cai, each to serve a term expiring at the next annual meeting of shareholders or until their successors are duly elected and qualified.

Junli Yang	☐ For	☐ Against	☐ Abstain
Ka Fai Yuen	☐ For	☐ Against	☐ Abstain
Anthony S. Chan	☐ For	☐ Against	☐ Abstain
Mau Chung Ng	☐ For	☐ Against	☐ Abstain
Mei Cai	☐ For	☐ Against	☐ Abstain

Item 2   By an ordinary resolution, to ratify the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2024.

☐ For	☐ Against	☐ Abstain

Item 3   By a special resolution, to amend and restate the Company’s Articles of Association to replace Article 39 with the following:

“39. The Board of Directors of the Company may convene meetings of Members at such times and in such manner and places as the Board of Directors considers necessary or desirable.”

☐ For	☐ Against	☐ Abstain

In her discretion, the proxy is authorized to vote upon any other matters which may properly come before the Annual Meeting, or any adjournment or postponement thereof.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Dated: ____________________________________, 2023

_______________________________________________
Signature

_______________________________________________
Signature (Joint Owners)

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the shareholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title

[SEE VOTING INSTRUCTIONS ON REVERSE SIDE]

VOTING INSTRUCTIONS

Please sign, date and mail this Proxy Card promptly to the following address in the enclosed postage-paid envelope:

Securities Transfer Corporation
2901 N. Dallas Parkway, Suite 380
Plano, Texas 75093
Attention: Proxy Department

OR

You may sign, date and submit your Proxy Card by facsimile to (469) 633-0088.

OR

You my sign, date, scan and email your scanned Proxy Card to proxyvote@stctransfer.com.

OR

You may vote online through the Internet:

1.      Go to http://onlineproxyvote.com/TOP/ at any time 24 hours a day.

2.      Login using the control number located in the top left hand corner of this proxy card.

3.      Access the proxy voting link within that website to vote your proxy.

If you vote your proxy on the Internet, you do not need to mail back, fax or email your Proxy Card.

The Proxy Statement and the form of Proxy Card are available at http://onlineproxyvote.com/TOP/